Mail Stop 3561

December 18, 2007

Russell F. Coleman
A. H. Belo Corporation
P.O. Box 655237
Dallas, Texas 75265-5237

> **Re: A. H. Belo Corporation**
> **Amendment No 1. to Registration Statement on Form 10**
> **Filed December 4, 2007**
> **File No. 001-33741**

Dear Mr. Coleman:

We have reviewed your responses to the comments in our letter dated November 6, 2007 and have the following additional comments.

Summary, page 1

1. We note the disclosure you added on page 2. Please also revise to disclose the incremental revenues generated by these initiatives so that investors can better assess their impact to your overall financial picture. Please make corresponding changes to page 57.

2. If the agreement with Yahoo has not been filed as a material contract, either file it or remove the reference to Yahoo.

Decreases, or slow growth, in circulation adversely affect, page 18

3. We note your response to prior comment 10. Please revise your disclosure on page 19 to clarify that you have no current plans to increase spending or marketing designed to retain existing subscribers or create niche publications.

Background of the Distribution, page 22

4. We note your claim that traditional newspapers and television stations have benefited from changing conditions, resulting in new revenues from interactive sources. We suspect that while some newspapers and stations may have benefited, it is probably true that not all have benefited from these changing conditions. As such, please revise to limit this assertion or provide support for the blanket statement.

Management's Discussion and Analysis, page 42

5. In addition to disclosing your net operating revenues in the Overview section, please also disclosure your net income and loss for the applicable periods. This will provide a better context from which to evaluate your revenues and your overall financial condition.

GAAP and Non-GAAP Financial Measure, page 42

6. We have reviewed your response to prior comment 18 and the reasons you believe the continued inclusion of 'combined EBITDA' is appropriate. However, although you have stated that 'combined EBITDA' is used internally by management, you have not disclosed the reasons why your presentation of 'combined EBITDA' provides useful information to investors, as required by Item 10 of Regulation S-K. Also, as discussed in footnote 44 to FR-65, a reference to use by analysts is not sufficient justification for your presentation. Therefore, as previously requested, please delete 'combined EBITDA' throughout the filing, including Summary and Selected Financial Data.

Results of Operations, page 44

7. Please expand the discussion under "Net Operating Revenues" for the Dallas Morning News on page 45 to disclose the reasons for the increase in 'Other' revenues for the year ended December 31, 2005 compared to the year ended December 31, 2004.

Financing Cash Flows, page 54

8. In the last paragraph of this section, please update your disclosures in light of the $120 million five-year revolving credit facility agreement described on page 35 and expected to be filed as Exhibit 10.8 in a subsequent amendment. In this regard, if this revolving credit facility agreement is material to an investor's understanding of your financial condition and/or liquidity, we would not object to the presentation of EBITDA in the context of describing the material covenants contained in such revolving credit facility agreement. However, EBITDA should not be discussed for other purposes, such as an alternative measure of performance.

Age of Financial Statements

9. Please continue to consider the financial statement updating requirements as set forth in Rule 3-12 of Regulation S-X.

* * * * *

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

You may contact Beverly Singleton at (202) 551-3328 or David Humphrey at (202) 551-3211 if you have questions regarding the financial statements or related matters. Please call John Stickel at (202) 551-3324 or me at (202) 551-3750 if you have any other questions.

Regards,

Max A. Webb
Assistant Director